Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Straight Path Communications Inc.

Commission File No.: 1-36015

Below is an excerpt from the 1st Quarter earnings call slide deck.

Broad and Deep Spectrum Position > 60 MHz of deployable spectrum 20 MHz of AWS-3 20 MHz WCS 20 MHz FirstNet Continuous spectrum refarming FirstNet win enables network evolution • Simultaneous deployment of equipment 5G leadership: millimeter wave acquisitions • FiberTower: nationwide millimeter wave spectrum (39 GHz and 24 GHz licenses) Straight Path: nationwide millimeter wave spectrum (39 GHz and 28 GHz licenses) > 60 MHz of deployable spectrum Avg. MHz of Low and Mid-band Spectrum in Top 100 Markets 200 150 100 50 0 AT&T Verizon Sprint* T-Mobile Source: Company estimates and UBS Deployable spectrum *Excludes 2.5 GHz high-band spectrum © 2017 AT&T Intellectual Property. All rights reserved. AT&T, Globe logo, Mobilizing Your World and DIRECTV are registered trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks are the property of their respective owners. AT&T Proprietary (Internal Use Only). Not for use or disclosure outside the AT&T companies except under written agreement.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T Inc. and Straight Path Communications, Inc., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and Straight Path Communications, Inc. and are subject to significant risks and uncertainties outside of our control. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non- GAAP financial measures and the GAAP financial measures are available on the company’s website at www.att.com/investor.relations. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Straight Path Communications, Inc. stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, and (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner. Discussions of additional risks and uncertainties are contained in AT&T Inc.’s and Straight Path Communications, Inc.’s filings with the Securities and Exchange Commission. Neither AT&T Inc. nor Straight Path Communications, Inc. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

The “quiet period” for FCC Spectrum Auction 1000 (also known as the 600 MHz incentive auction) is now in effect. During the quiet period, auction applicants are required to avoid discussions of bids, bidding strategy and post-auction market structure with other auction applicants.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T Inc. and Straight Path Communications, Inc. In connection with the proposed merger, AT&T Inc. intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF STRAIGHT PATH COMMUNICATIONS, INC. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T Inc. and Straight Path Communications, Inc., without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T Inc. will be made available free of charge on AT&T Inc.’s investor relations website at http://www.att.com. Copies of documents filed with the SEC by Straight Path Communications, Inc. will be made available free of charge on Straight Path Communications, Inc.’s investor relations website at http://spathinc.com/investors/.

Participants in Solicitation

AT&T Inc. and its directors and executive officers, and Straight Path Communications, Inc. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Straight Path Communications, Inc. common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T Inc. is set forth in the proxy statement for AT&T Inc.’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 10, 2017. Information about the directors and executive officers of Straight Path Communications, Inc. is set forth in the proxy statement for Straight Path Communications, Inc.’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on November 22, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.